UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Norris, Jr., John W.
   17121 Earthwind
   Dallas, TX  75248
2. Issuer Name and Ticker or Trading Symbol
   Lennox International Inc. (LII)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Year
   12/00
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [X] Director                   [X] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Chairman of the Board
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security      2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of      6)Ownership     7)Nature of Indirect
                         action      action   or Disposed of (D)            Securities       Form: Direct    Beneficial Ownership
                         Date        Code                                   Beneficially     (D) or Indirect
                                     -------- ---------------------------   Owned at End     (I)
                         (Month/                            A or            of Month
                         Day/Year)   Code  V   Amount        D     Price
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Common Stock, par value
$0.01 per share                                                             321,750          Indirect        JWNorris Trust A

Common Stock, par value
$0.01 per share                                                             663,135          Indirect        Megan Norris Trust A

Common Stock, par value
$0.01 per share          12/15/00    A(1)  V  48,451        A               2,628,669        Indirect        Norris Family Ltd
                                                                                                             Partnership
Common Stock, par value
$0.01 per share                                                             321,750          Indirect        RWNorris Trust A

Common Stock, par value
$0.01 per share                                                             201,729          Indirect        Wife

                                                                   1



Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative         2)Conversion 3)Trans-       4)Trans-  5)Number of Derivative         6)Date Exercisable and
Security                      or Exercise  action         action    Securities Acquired (A)        Expiration Date
                              Price of     Date           Code      or Disposed of (D)             Month/Day/Year
                              Derivative                  -------- -----------------------------   ---------------------------------
                              Security     Month/Day/Year Code  V   A                D             Date Exercisable  Expiration Date
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Non-Qualified Stock Option    $7.8750      12/15/00       A     V   149,982                        (2)               12/15/07
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative         3)Trans-     7)Title and Amount           8)Price     9)Number of    10)Ownership Form:  11)Nature of
Security                      action       of Underlying                of Deri-    Derivative     of Derivative       Indirect
                              Date         Securities                   vative      Securities     Security: Direct    Beneficial
                                           --------------------------   Security    Beneficially   (D) or Indirect (I) Ownership
                                                          Amount or                 Owned at End
                              Month/Day/                  Number of                 of Month
                              Year         Title          Shares
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option    12/15/00     Common Stock   149,982                   149,982        Direct
(right to buy)

Explanation of Responses:

(1)
Restricted Stock Award.
(2)
The option becomes exercisable in three equal annual installments, commencing one year after the date of grant.
-
Attorney-in-fact pursuant to the power of attorney dated 7/9/99.

SIGNATURE OF REPORTING PERSON
/S/ By: Carl E. Edwards, Jr.
    For: John W. Norris, Jr.
DATE 01/08/01